# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### July 19, 2018

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Arcturus Therapeutics Ltd.

### File No. 001-35932 - CF#36402

_____

     Arcturus Therapeutics Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 14, 2018, as amended on July 10, 2018.

     Based on representations by Arcturus Therapeutics Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 4.7 | through May 14, 2021 |
| Exhibit 4.8 | through May 14, 2021 |
| Exhibit 4.9 | through May 14, 2021 |
| Exhibit 4.10 | through May 14, 2021 |
| Exhibit 4.11 | through May 14, 2021 |
| Exhibit 4.12 | through May 14, 2021 |
| Exhibit 4.13 | through May 14, 2021 |
| Exhibit 4.14 | through June 15, 2023 |
| Exhibit 4.15 | through May 14, 2021 |

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary